Exhibit 99.1

Unvested Equity Payout Example

Subject to the closing of the transaction:

1. All options become 100% vested immediately. If the strike price for an option grant is below $26.50, the employee receives the difference between $26.50 and the strike price (subject to taxes). The option, including any option that vested before the close, does not need to be exercised. If the strike price is $26.50 or higher, the employee does not receive any payment.

2. For vested RSUs, common shares have already been delivered and the employee receives $26.50 per share (subject to taxes).

3. For unvested RSUs, (a) 50% of the aggregate number of unvested RSUs from all grants you currently hold will be accelerated and paid out at closing at $26.50 per share less tax withholdings, and (b) 50% will convert to cash at closing at $26.50 per share but remain subject to their current vesting schedule for purposes of payout. The 50% that get paid out at closing are the 50% that are scheduled to vest the earliest after closing. By way of example only, see illustration below of the payout schedule applicable to a hypothetical employee with 1200 remaining unvested RSUs from two RSU awards:

Vesting Date	No. of RSUs
3/15/2017	100	Accelerated and paid at closing
6/15/2017	150	Accelerated and paid at closing
9/15/2017	100	Accelerated and paid at closing
12/15/2017	150	Accelerated and paid at closing
3/15/2018	100	Accelerated and paid at closing
6/15/2018	150	No change in vest date; $3,975 paid in cash on vest date*
9/15/2018	100	No change in vest date; $2,650 paid in cash on vest date*
12/15/2018	150	No change in vest date; $3,975 paid in cash on vest date*
3/15/2019	100	No change in vest date; $2,650 paid in cash on vest date*
9/15/2019	100	No change in vest date; $2,650 paid in cash on vest date*
Total	1200

*	subject to taxes

Earliest vesting RSUs (first 50%)
Later vesting RSUs (remaining 50%)

Forward Looking Statements

All statements in this communication that are not statements of historical fact are forward looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. These statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in forward-looking statements, including, but not limited to: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Infoblox’s stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for Infoblox will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require Infoblox to pay a termination fee or other expenses; (vii) risks regarding the failure to obtain the necessary financing to complete the proposed transaction; (viii) risks related to the debt financing arrangements entered into in connection with the proposed transaction; (ix) the effect of the announcement or pendency of the proposed transaction on Infoblox’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, resellers, channel partners, suppliers and others with whom it does business, or its operating results and business generally; (x) risks related to diverting management’s attention from Infoblox’s ongoing business operations; (xi) the risk that unexpected costs will be incurred in connection with the proposed transaction; (xii) changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; (xiii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xiv) other factors as set forth from time to time in Infoblox’s filings with the Securities and Exchange Commission, which are available on our investor relations Web site (http://ir.infoblox.com/) and on the SEC’s Web site (www.sec.gov). All information provided in this communication is as of the date hereof, and stockholders of Infoblox are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. Infoblox does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this communication, or to reflect the occurrence of unanticipated events, except as required by applicable law.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced and this communication is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of Infoblox Inc. (the “Company”). At the time the tender offer is commenced India Merger Sub, Inc. (“Merger Sub”) will file with the SEC a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer. Merger Sub and the Company intend to mail these documents to the stockholders of the Company. These documents, as they may be amended from time to time, will contain important information about the tender offer and stockholders of the Company are urged to read them carefully when they become available. Stockholders of the Company will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at http://ir.infoblox.com